
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2010

Mr. Adam Suttin
President
JWC Acquisition Corp.
111 Huntington Avenue
Boston, MA 02199

> **Re:** **JWC Acquisition Corp.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-168798**
> **Filed November 12, 2010**

Dear Mr. Suttin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one from our letter dated November 10, 2010 and the revised exhibits index. Please file executed copies of these agreements. Please note that we will need sufficient time to review the executed versions.

Signatures

2.   Please include the introductory paragraph from Form S-1 immediately prior to the signatures of your officers and directors in their personal capacities. It appears this language was removed previously.

Exhibits

Exhibit 5.1

3.   Consistent with comment letter response number 15 of your October 26, 2010 letter, please file a signed and dated legality opinion.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Bernard Kramer